NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER’S CAROTARE DELIVERS 36 METRES OF

3.90 g/t GOLD EQUIVALENT

October 3, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report further drill results from the Carotare, Carmen and Veta Minitas deposits at the Monterde project.

Carotare Deposit

Results are now available for three additional holes on the Carotare deposit. These include:

CTC-06

36 metres @ 3.90 g/t Au eq.

CTC-06, a step out to the northeast of the drill pattern, extends the mineralization down dip. Road and pad building continues at Carotare. Some drilling was completed in Carotare in September. Results from these samples will be processed as soon as possible.

Veta Minitas Deposit

The Veta Minitas is a partially-drilled structure lying some 200 metres to the southwest and in the footwall of the Carmen deposit. After a resource estimate of 50,200 gold-equivalent ounces in Measured & Indicated and 14,400 Inferred had been established in November 2004 (using a 85:1 gold/silver conversion ratio), drilling was directed to other targets. Recent drilling has been to investigate the possibility of additional resources on this structure.

Results include:

LMR-35

10 metres @ 10.54 g/t Au eq.

LMR-37

28 metres @ 2.66 g/t Au eq.

LMR-30

20 metres @ 2.22 g/t Au eq. & 6 metres @ 4.85 Au eq.

LMR-35 was drilled to the southwest of LMR-31 and gave first indications of a high grade zone at depth. Other intervals of interest were found in LMR-37 and LMR-30.

Carmen Deposit

Drilling at Carmen included testing the limits to the northern part of the deposit and some infill holes.

Results include:

MTR-380

8 metres @ 4.98 g/t Au eq.

MTR-405

4 metres @ 6.91 g/t Au eq.

MTR-415

14 metres @ 1.89 g/t Au eq.

MTR-380 was in the northern part of the deposit and was targeting extensions of the Carmen deposit. MTR-405 reported a near surface intercept within the Los Hilos structure. MTR-415 was an infill hole between MTR-257 (reported August 11, 2005) and MTR-354 (reported June 6, 2006).

To view the location of the drill results below in relation to the deposits, please utilize the Google Earth feature of our website at: http://www.kimberresources.com/monterde3d.html .

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTC- 06	118	136	18	1.740	3	1.78
and	144	154	10	2.439	5	2.51
and	166	176	10	2.653	2	2.68
and	180	216	36	3.793	8	3.90
and	248	254	6	1.765	3	1.80
CTR- 41	no significant intercepts
CTR- 42	128	132	4	1.968	16	2.18
and	208	214	6	1.099	5	1.17
LMC- 01	40	56	16	0.069	66	0.94
LMC- 02	30	38	8	0.644	41	1.19
and	54	64	10	0.144	99	1.46
and	86	94	8	0.174	53	0.87
and	186	198	12	0.273	65	1.14
LMR- 28	80	90	10	0.724	58	1.49
LMR- 29	10	14	4	0.128	164	2.31
LMR- 30	150	158	8	0.087	52	0.78
and	170	190	20	0.589	123	2.22
incl	182	188	6	1.823	227	4.85
LMR- 31	74	90	16	0.068	94	1.32
and	102	110	8	0.741	199	3.39
and	122	128	6	0.242	62	1.06
and	180	214	34	0.150	116	1.69
and	260	268	8	0.576	27	0.93
LMR- 33	50	58	8	0.557	64	1.41
LMR- 34	22	40	18	0.055	89	1.25
LMR- 35	98	120	22	0.050	67	0.94
and	158	166	8	0.040	87	1.20
and	300	310	10	9.531	76	10.54
LMR- 36	scattered anomalous
LMR- 37	54	82	28	0.686	148	2.66
and	172	180	8	0.334	53	1.03
LMR- 38	48	58	10	0.563	82	1.65
and	78	82	4	0.589	89	1.78
and	186	198	12	0.089	50	0.76
and	222	234	12	0.046	143	1.96
LMR- 40	scattered anomalous
MTC- 36	scattered anomalous
MTR-380	270	278	8	4.749	17	4.98
MTR-403	54	68	14	0.125	43	0.69
and	134	138	4	0.843	104	2.23
and	216	220	4	0.932	98	2.24
	hole ended in mineralization
MTR-405	16	20	4	3.028	292	6.91
MTR-406	6	10	4	0.643	88	1.81
and	28	44	16	0.127	71	1.08
and	78	86	8	0.405	48	1.04
incl	82	86	4	0.746	59	1.53
MTR-408	90	100	10	0.448	57	1.21
and	116	120	4	3.178	67	4.06
and	210	214	4	1.990	19	2.24
and	220	226	6	0.570	36	1.05
and	234	238	4	0.945	164	3.13
MTR-409	scattered anomalous
MTR-410	188	192	4	1.837	71	2.78
MTR-411	scattered anomalous
MTR-412	94	100	6	0.396	138	2.23
MTR-413	scattered anomalous
MTR-414	scattered anomalous
MTR-415	0	12	12	0.076	48	0.71
and	30	52	22	0.013	58	0.79
and	84	100	16	0.158	54	0.88
and	160	174	14	1.349	41	1.89
MTR-416	scattered anomalous
MTR-417	146	154	8	0.282	62	1.11
MTR-418	scattered anomalous
MTR-419	scattered anomalous
MTR-420	scattered anomalous
MTR-421	scattered anomalous

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Fernando Oviedo, B.Sc., Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.